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                                                               Page 1 of 5 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               NetRatings, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                 64116M  10  8
--------------------------------------------------------------------------------
                                (CUSIP Number)


      Initial Public Offering of NetRatings, Inc. Declared Effective on
                               December 8, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)
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

        64116M 10 8
--------------------------------                                           -------------------------
        CUSIP No.                                  13G                         Page 2 of 5 Pages
                                                                           -------------------------


           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           ACNielsen Corporation
----------------------------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2      (a) [ ]
           (b) [X]
----------------------------------------------------------------------------------------------------

           SEC USE ONLY
    3
----------------------------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION
    4
                   Delaware
----------------------------------------------------------------------------------------------------
        NUMBER OF                      SOLE VOTING POWER
                                    5
         SHARES                        1,996,228 shares of Common Stock
                         ---------------------------------------------------------------------------
      BENEFICIALLY                     SHARED VOTING POWER
                                    6
        OWNED BY                       None
                         ---------------------------------------------------------------------------
          EACH                         SOLE DISPOSITIVE POWER
                                    7
        REPORTING                      1,996,228 shares of Common Stock
                         ---------------------------------------------------------------------------
         PERSON                        SHARED DISPOSITIVE POWER
                                    8
          WITH                         None
----------------------------------------------------------------------------------------------------

           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
                   1,996,228 shares of Common Stock
----------------------------------------------------------------------------------------------------

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
   10
                   [  ]
----------------------------------------------------------------------------------------------------

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   11
                   6.2%
----------------------------------------------------------------------------------------------------

           TYPE OF REPORTING PERSON*
   12
                   CO
----------------------------------------------------------------------------------------------------

                                *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 5 Pages

ITEM 1(A)      Name of Issuer:
               --------------

               NetRatings, Inc.

ITEM 1(B)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               830 Hillview Ct.
               Suite 225
               Milpitas, California 95035

ITEM 2(A)      Name of Person Filing:
               ---------------------

               ACNielsen Corporation

ITEM 2(B)      Address of Principal Business Office or, if none,
               Residence:
               -------------------------------------------------

               177 Broad Street
               Stamford, Connecticut 06901

ITEM 2(C)      Citizenship:
               -----------

               ACNielsen Corporation is a Delaware corporation.

ITEM 2(D)      Title of Class of Securities:
               ----------------------------

               Common Stock

ITEM 2(E)      CUSIP Number:
               ------------

               64116M 10 8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO (S) (S) 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
               ---------------------------------------------------------

               This statement is not filed pursuant to (S) (S) 240.13d-1(b) or 240.13d-2(b) or (c).

ITEM 4         OWNERSHIP:
               ---------

     (a)       Amount Beneficially Owned:

               1,996,228 shares of Common Stock

     (b)       Percent of Class:

               6.2%

     (c)       Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote:

               1,996,228 shares of Common Stock


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                                                               Page 4 of 5 Pages

          (ii)  Shared power to vote or to direct the vote:

                None

          (iii) Sole power to dispose or to direct the disposition of:

                1,996,228 shares of Common Stock

           (iv) Shared Power to dispose or to direct the disposition of:

                None

ITEM 5          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                --------------------------------------------

                Does not apply.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
                ---------------------------------------------------------------

                No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
                --------------------------------------------------------------

                Does not apply.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                ---------------------------------------------------------

                Michael P. Conners, an employee of ACNielsen Corporation, is a director of NetRatings, Inc. and holds an option to acquire 5,000 shares of Common Stock of NetRatings, Inc. ACNielsen Corporation has the power to direct the exercise of the option as well as the disposition of the shares issuable upon exercise of the option. The shares issuable upon exercise of the option are not currently beneficially owned by Mr. Conners or ACNielsen Corporation for purposes of Section 13(g) of the the Act, because the option is not currently exercisable and will not become exercisable within 60 days after this filing.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP
                ------------------------------

                Does not apply.

ITEM 10.        CERTIFICATIONS
                --------------

                Does not apply.
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                                                               Page 5 of 5 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10 , 2000
               __
                                    ACNIELSEN CORPORATION


                                    By:/s/ Ellenore O'Hanrahan
                                       --------------------------
                                      Name:Ellenore O'Hanrahan
                                           ----------------------
                                      Title:Vice President and Secretary
                                            ----------------------------